LockeBridge Partners, Inc.
Statement of Financial Condition
December 31, 2015

ASSETS		
Cash	$	18,393
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accrued Expenses		4,591
Stockholder's Equity		
Common Stock $.01 par value, 2,000 shares authorized 2,000 shares issued and outstanding		20
Additional Paid In Capital		68,985
Accumulated Deficit		(55,203)
Total Stockholder's Equity		13,802
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$	18,393

The accompanying notes are an integral part of these financial statements